RATTLER MIDSTREAM PARTNERS LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

October 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director, Office of Consumer Products
Adam Phippen, Staff Accountant
Donna Di Silvio, Staff Accountant
Danilo Castelli, Staff Attorney

Re:	Rattler Midstream Partners LP
Registration Statement on Form S-1
Filed August 7, 2018
File No. 333-226645

Ladies and Gentlemen:

Set forth below are the responses of Rattler Midstream Partners LP, a Delaware limited partnership (the “Partnership”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 5, 2018 with respect to the Registration Statement on Form S-1 submitted to the Staff on August 7, 2018, File No. 333-226645 (the “Registration Statement”).

The Partnership has amended the Registration Statement and filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission on the date hereof to, among other things, address the Staff’s comments. For your convenience, the Partnership has set forth below each Staff comment followed by the Partnership’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 1, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Partnership notes that no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Partnership or anyone else authorized to do so on the Partnership’s behalf, nor does the Partnership intend to present, or to authorize anyone else on its behalf to present, any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission

October 5, 2018

Prospectus Summary

2.

Where you refer to the potential cash flow stream associated with the EPIC Crude Oil Pipeline, please ensure that you also state that there is no guarantee that you will exercise the option to purchase an interest in this Pipeline, if true, and disclose the steps you need to take to exercise this option.

Response: In response to the Staff’s comment, the Partnership advises the Staff that the Partnership intends to exercise its option and acquire the full 10% equity interest in the EPIC Crude Oil Pipeline in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Accordingly, the Partnership has revised the related disclosure throughout the Registration Statement including, among other places, pages 2, 8, 81, 108 and 111.

Diamondback’s Horizontal Drilling Location at Various Crude Oil Prices, page 5

3.

Please revise this section to contextualize your disclosure regarding “U.S. Securities and Exchange Commission, or SEC, proved crude oil and natural gas reserves.” If you are referencing Regulation S-X’s definition of proved oil and gas reserves, please state as much throughout your prospectus.

Response: In response to the Staff’s comment, and to avoid any confusion or imply an alternate definition of proved oil and gas reserves, the Partnership has removed the preface “U.S. Securities and Exchange Commission, or SEC,” from the referenced disclosure on page 5 and similar disclosure on page 116, which is the only other instance in the filing where reserves are described in such manner. The Partnership respectfully notes that “proved reserves” is defined at Appendix C — Glossary of Terms in accordance with the definition of “proved oil and gas reserves” in Rule 4-10(a)(22) of Regulation S-X.

Our Competitive Strengths, page 12

4.

Reference is made to your disclosure of non-GAAP pro forma EBITDA margins in the first paragraph on page 14. Please revise to present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Measures.

Response: In response to the Staff’s comment, the Partnership has deleted all the references to pro forma EBITDA margins throughout Amendment No. 1, including on pages 14 and 113.

United States Securities and Exchange Commission

October 5, 2018

5.

Please disclose the basis for your statements concerning Diamondback’s competitive position in its industry or state that that it is management’s belief, if true. In this regard, we note your statement that “Diamondback has been an operational and cost leader in the Permian with a track record of achieving robust production growth” and that Diamondback has one of the largest Permian acreage positions among independent E&P operators.

Response: In response to the Staff’s comment, the Partnership has revised its disclosure on pages 6 and 117 to clarify that it is management’s belief that “Diamondback has been an operational and cost leader in the Permian.” The Partnership further advises the Staff that management bases its beliefs on a combination of third-party industry data and internal metrics. With respect to the statement “that Diamondback has one of the largest Permian acreage positions among independent E&P operators,” the Partnership advises you as follows in support of these statements: the Partnership reviewed the most recent publically disclosed Permian acreage positions of the top twenty largest independent E&P operators by Permian acreage positions and determined that Diamondback’s Permian acreage position is currently the sixth largest.

Summary of Conflicts of Interest and Fiduciary Duties, page 19

6.

Please revise this section to provide a summary of the conflicts of interest inherent in the agreements you have entered, or will enter, into with Diamondback Energy, Inc. In this regard, we note that Diamondback owns and controls your general partner and that you derive substantially all of your revenues from Diamondback Energy, Inc.

Response: In response to the Staff’s comment, the Partnership has added disclosure to page 20 stating that it has entered into, or will enter into, various agreements with Diamondback and/or its affiliates in connection with this offering and has included a cross-reference to “Certain Relationships and Related Party Transactions — Agreements with our Affiliates in Connection with the Transactions,” where such agreements are more fully described.

Capitalization, page 61

7.	Please revise your table to show a double-underline beneath cash and cash equivalents.

Response: In response to the Staff’s comment, the Partnership has revised the table to show a double-underline beneath cash and cash equivalents.

United States Securities and Exchange Commission

October 5, 2018

Dilution, page 62

8.

Please revise your table to present a separate line showing the change in pro forma net tangible book value per share attributable to the cash payments made by the purchasers of the common units being offered. Refer to Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the Partnership has revised the table to present a separate line showing the change in pro forma net tangible book value per share attributable to the cash payments made by the purchasers of the common units being offered pursuant to Item 506 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 80

9.	Please disclose the estimated amount of funds needed to acquire the 10% equity interest in the EPIC project.

Response: In response to the Staff’s comment, the Partnership has added disclosure to pages 81 and 108 describing the estimated amount of the exercise price to acquire the 10% equity interest in the EPIC project. The Partnership will include a current estimated amount of the total capital expenditures associated with this 10% equity interest in a subsequent filing after it has received the information from the sponsor of the EPIC project.

Results of Operations

Three Months Ended March 31, 2018 compared to the Three months Ended March 31, 2017, page 88

10.

Given that your midstream revenues are subject to different terms and conditions and are derived from different assets, please revise to break down the types of midstream revenues you generate and explain how and why those revenues varied from period to period.

Response: In response to the Staff’s comment, the Partnership has added disclosure to page 88 that disaggregates the increase in revenue for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 by type of service and type of fee (for those services that were not already analyzed) and discusses the reason for the increase between periods.

United States Securities and Exchange Commission

October 5, 2018

Capital Resources and Liquidity

Capital Contributions, page 90

11.

Please revise to clarify that the $177.0 million of assets added in the year ended December 31, 2017 were contributed. Further, please clarify whether your estimated capital expenditures for the twelve months ended December 31, 2018 include cash expenditures and/or capital contributions. Please also disclose capital contributions through June 30, 2018.

Response: In response to the Staff’s comment, the Partnership has revised the referenced disclosure on page 91 to state that the $179.2 million of assets added to its predecessor in the year ended December 31, 2017 was contributed. Additionally, the Partnership has added a paragraph disclosing capital contributions, by asset type, for the six months ended June 30, 2018 on page 91. Finally, the Partnership has clarified that the estimated capital expenditures for the twelve months ended December 31, 2018 excludes capital contributions by Diamondback to the Partnership’s predecessor of $178.5 million.

Industry Overview

Market Fundamentals, page 97

12.

Please revise your MD&A section to discuss the material impact the trends identified in this section have had, or will have, on your financial condition or results of operations. For example, we note that the EIA expects crude oil and natural gas prices to rise over the next several years and that Diamondback and your other customers are exposed to commodity price risk. Please refer to Item 303 of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and respectfully submits that it is largely insulated from the supply and demand trends and uncertainties identified in the referenced section of its Industry Overview by the fact that it has entered into 15-year, fixed-fee commercial agreements with Diamondback, with fees based on market prevailing rates at the time of their execution that include annual escalators. The Partnership further respectfully notes that it is Diamondback’s primary provider of midstream gathering and water-related services and, conversely, that it derives substantially all of its revenue from Diamondback. The Partnership believes that the discussion of its fixed-fee contracts throughout the filing, but particularly that under the “Overview” and “Our Business” sections of MD&A at pages 80 and 81, and the “Commodity Price Risk” section of Qualitative and Quantitative Disclosures About Market Risk at page 93, is responsive to the requirements of Item 303(a) to discuss known trends and uncertainties related to its financial condition or results of operations.

United States Securities and Exchange Commission

October 5, 2018

Management

Management of Rattler Midstream Partners LP

Director Independence, page 135

13.

We note that you expect to add two independent directors after the completion of your initial public offering to your audit committee and that you will not have an audit committee consisting of entirely independent directors for up to a year following the effective date of your registration statement. Please revise your prospectus summary to include more prominent disclosures concerning these facts.

Response: In response to the Staff’s comment, the Partnership has revised the referenced disclosure beginning on page 135 to identify the three director nominees who will serve as the independent directors and members of the audit committee of the general partner upon completion of the offering.

Description of our Units

Applicable Law; Forum; Venue and Jurisdiction, page 170

14.	Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Response: In response to the Staff’s comment, the Partnership has revised the disclosure appearing under the heading “Applicable Law; Forum, Venue and Jurisdiction” on page 171 to clarify that the waiver of the right to a jury trial applies to claims made under the federal securities laws, to the extent permitted by applicable law.

Index to Financial Statements, page F-1

15.	Please update the financial statements and financial information included in the filing to include the interim periods ended June 30, 2018 and June 30, 2017. Refer to Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Partnership has included financial statements and related financial information in Amendment No. 1 for the interim periods ended June 30, 2018 and June 30, 2017, in compliance with Rule 3-12 of Regulation S-X.

16.

In your letter dated June 25, 2018 to the Division’s Office of the Chief Accountant, you state the Registration Statement will present an audited balance sheet of the Partnership, as of a date within 135 days of the filing of the Registration Statement, pursuant to the requirements of Rule 3-01 of Regulation S-X. Please ensure this audited balance sheet is provided in your amended filing.

Response: In response to the Staff’s comment, the Partnership has presented on page F-48 of Amendment No. 1 an audited balance sheet of the Partnership as of July 27, 2018, a date within 135 days of the filing of Amendment No. 1, pursuant to the requirements of Rule 3-01 of Regulation S-X.

United States Securities and Exchange Commission

October 5, 2018

Pro Forma Combined Financial Statements, page F-2

17.

We note Rattler LLC plans to distribute a portion of the net offering proceeds to Diamondback. To the extent applicable, please include pro forma per unit data giving effect to the number of units whose proceeds would be necessary to pay the distribution in excess of the current year´s earnings. Please include your calculation as a footnote. Refer to SAB Topic 1:B.3.

Response: The Partnership acknowledges the Staff’s comment and confirms that it will provide a supplemental pro forma balance sheet, on the face of the predecessor’s historical balance sheet as of June 30, 2018 at page F-9, that gives pro forma effect to the assumed distribution as though it had been declared and was payable as of that date, once such amounts can be determined. The Partnership has included corresponding footnote disclosure on page F-14, consistent with SAB Topic 1:B.3 and will provide the distribution figure once such amount can be determined. Additionally, the Partnership will also provide pro forma per unit data, on the face of the pro forma statements of operations for the year ended December 31, 2017 and the six months ended June 30, 2018 at pages F-4 and F-6, respectively, giving effect to the number of units the proceeds from the sale of which would be necessary to pay the distribution in excess of the current year’s earnings, once such amounts can be determined.

Notes to Pro Forma Combined Financial Statements, page F-7

18.

Reference is made to adjustment (a) for $306,000 reflecting the depreciation, amortization and accretion for the Fasken Center for the year as if the transaction had occurred on January 1, 2017. Based on the disclosures in Note 5 on page F-21 of the interim statements for the three months ended March 31, 2018, it is not clear how the adjustment in the amount of $306,000 was derived. Please advise or revise.

Response: In response to the Staff’s comment, the Partnership has revised the pro forma adjustment to depreciation, amortization and accretion expense on the Partnership’s pro forma combined statement of operations for the year ended December 31, 2017 on page F-4, to reflect the amount of depreciation and amortization expense that would have been recorded with respect to the Fasken Center, had such transaction occurred on January 1, 2017. The Partnership respectfully notes that no amount of depreciation and amortization expense was presented in the pro forma combined statement of operations column for Fasken Midland Historical for the year ended December 31, 2017 because such figures were derived from the audited statement of revenues and certain expenses of Fasken Midland at page F-44, which included no such amounts. Thereafter, depreciation and amortization expense for the Fasken Center, which was acquired and contributed to Rattler LLC on January 31, 2018, is reflected in the column for Rattler LLC Historical for the six months ended June 30, 2018.

United States Securities and Exchange Commission

October 5, 2018

19.

We note you have estimated the expense you expect to incur as a result of being a publicly traded partnership. Any increase in costs related to being a public company would be incurred subsequent to and would be incidental to the offering of common units in your IPO (rather than directly attributable to the IPO) and therefore should not be presented as an adjustment. You may disclose your estimate for these expenses in the notes to the pro forma financial statements. Please revise. Refer to Rule 11-02(b )(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Partnership has revised the summary pro forma financial data, selected pro forma financial data and pro forma combined financial statements to exclude the expenses expected to be incurred as a result of being a publicly traded partnership from the adjustments and related disclosures. Please see pages 26-27, 77-78, F-2, F-4 and F-6-F-7.

20.

In your letter dated June 25, 2018 to the Division’s Office of the Chief Accountant you stated the unaudited pro forma combined balance sheet as of March 31, 2018 would include a pro forma adjustment to reflect the change in stockholders’ equity following the transfer of Rattler LLC to the Partnership. In this regard, we note other transactions described on page F-2 have not yet been included as an adjustment to the pro forma financial statements. Please advise.

Response: The Partnership acknowledges the Staff’s comment and confirms that it will include a pro forma adjustment to reflect the change in stockholders’ equity following the transfer of Rattler LLC to the Partnership, once such amounts can be determined.

Rattler Midstream LLC Audited Financial Statements

Notes to Audited Financial Statements, page F-31

21.

Please disclose the nature, amount and timing of assets and liabilities contributed not currently disclosed in Note 3. Provide similar disclosure in the notes to unaudited condensed consolidated financial statements.

Response: In response to the Staff’s comment, the Partnership has added disclosure to the referenced footnotes at pages F-20 and F-36 to account for all of the assets and liabilities contributed by Diamondback during the respective periods presented.

Note 7. Transactions with Affiliates, page F-37

22.

Reference is made to the first full paragraph on page F-38. Please revise to provide more detail regarding the pertinent provisions under the credit agreement which may restrict certain actions of Rattler LLC. Please also disclose the amount of member’s equity or net income restricted or free from restriction on the payment of dividends by Rattler LLC. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the Partnership has revised the disclosure on page F-39 to provide more detail regarding the pertinent provisions under the credit agreement which restrict certain actions of Rattler LLC with respect to the provisions associated with the historical financials.

United States Securities and Exchange Commission

October 5, 2018

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Teresa L. Dick

Teresa L. Dick

Chief Financial Officer

Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP